UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K includes the nine-month interim financial statements for the period ended September 30, 2025 (“2025 Interim Financials”), and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the same period for Sagtec Global Limited. (the “Company”). The 2025 Interim Financials are included as Exhibit 99.1, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations are included as Exhibit 99.2 to this report on Form 6-K. A press release discussing the financial statements is included as Exhibit 99.3 to this report on Form 6-K.

This report on Form 6-K (including exhibits thereto) shall be incorporated by reference into any registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Interim Condensed Financial Statements for the Nine Months Ended September 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months ended September 30, 2025 and 2024
99.3	Press Release dated November 25, 2025, titled “Sagtec Delivers 226% Surge in Net Profit as Revenue Nearly Doubles in 2025 Interim Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: November 25, 2025

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